Exhibit 4.1

DESCRIPTION OF SECURITIES

General

The Company is authorized to issue 150,000,000 Class A Common Voting shares without par value. As of March 25, 2024, we had 7,877,842 Common Share issued and outstanding as fully paid and non-assessable. In addition, 520,265 Common Shares are reserved for future issuance pursuant to the Share Compensation Plan. See “Executive and Director Compensation-2023 Share Compensation Plan”.

The Company is authorized to issue 100 Class B Limited Voting shares without par value, all of which are issued and outstanding to FG Holdings Quebec Inc. (formerly Strong/MDI Screen Systems, Inc.).

The Company is authorized to issue 150,000,000 preferred shares without par value. As at March 25, 2024, there are no preferred shares issued and outstanding.

The following is a summary of the material terms of our share capital, as set forth in our Notice of Articles and Articles and any amendments thereto, and certain related sections of the BCBCA. The following summary is not a complete description of the share rights associated with our Common Shares, Class B Shares, and preferred shares and is subject to, and is qualified in its entirety by reference to, the provisions of our Notice of Articles and Articles, and any amendments thereto. For more detailed information, please see the forms of our BCBCA Notice of Articles and Articles, and any amendments thereto.

Common Shares

Holders of our Common Shares are entitled to one vote per share on all matters upon which holders of shares are entitled to vote. Subject to the prior rights of the holders of preferred shares, if any, the holders of our Common Shares are entitled to receive dividends as and when declared by our Board of Directors. See the section entitled “Dividend Policy.” Subject to the prior payment to the holders of preferred shares and Class B Shares, if any, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our Common Shares are entitled to share pro rata in the distribution of the balance of our assets. Holders of Common Shares have no pre-emptive or conversion or exchange rights or other subscription rights. There are no redemption, retraction, purchase for cancellation or surrender provisions or sinking or purchase fund provisions applicable to our Common Shares. There is no provision in our Articles, as amended, requiring holders of Common Shares to contribute additional capital, or permitting or restricting the issuance of additional securities or any other material restrictions. The special rights or restrictions attached to the Common Shares are subject to and may be adversely affected by, the rights attached to any series of preferred shares that we may designate in the future.

Ownership and Exchange Controls

There is no limitation imposed by Canadian law or by our Articles, as amended, on the right of a non-resident to hold or vote our Common Shares, other than discussed below.

Competition Act

Limitations on the ability to acquire and hold our Common Shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition (the “Commissioner”), to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year after the acquisition has been substantially completed, to challenge this type of acquisition by seeking a remedial order, including an order to prohibit the acquisition or require divestitures, from the Canadian Competition Tribunal, which may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to substantially prevent or lessen, competition.

This legislation also requires any person or persons who intend to acquire more than 20% of our voting shares or, if such person or persons already own more than 20% of our voting shares prior to the acquisition, more than 50% of our voting shares, to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. Where a notification is required, unless an exemption is available, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless the Commissioner either waives or terminates such waiting period or issues an advance ruling certificate. The Commissioner’s review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

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Investment Canada Act

The Investment Canada Act requires each “non-Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business,” to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our Common Shares by a non-Canadian who is an investor originating from a country with which Canada has a free trade agreement, including a United States investor, would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value (as determined pursuant to the Investment Canada Act and its regulations) was equal to or greater than the amount specified, which is currently CAD$1.565 billion. For most other investors who are not state-owned enterprises the threshold is currently CAD$1.043 billion for 2021.

The Investment Canada Act contains various rules to determine if there has been an acquisition of control. Generally, for purposes of determining whether an investor has acquired control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions: the acquisition of a majority of the undivided ownership interests in the voting shares of the corporation is deemed to be acquisition of control of that corporation; the acquisition of less than a majority, but one-third or more, of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares; and the acquisition of less than one-third of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is deemed not to be acquisition of control of that corporation.

Under the national-security-review regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect to a much broader range of investments by a non-Canadian to “acquire, in whole or part, or to establish an entity carrying on all or any part of its operations in Canada.” No financial threshold applies to a national-security review. The relevant test is whether such investment by a non-Canadian could be “injurious to national security.” The responsible ministers have broad discretion to determine whether an investor is a non-Canadian and therefore subject to national-security review. Review on national-security grounds is at the discretion of the responsible ministers, and may occur on a pre- or post-closing basis.

Certain transactions relating to our Common Shares will generally be exempt from the Investment Canada Act, subject to the federal government’s prerogative to conduct a national-security review, including:

●	the acquisition of our Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

●	the acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

●	the acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through ownership of our Common Shares, remains unchanged.

Listing

Our Common Shares are listed on The NYSE American LLC under the symbol “SGE.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares and our preferred shares is Broadridge Corporate Issuer Solutions, Inc. The transfer agent’s address is P.O. Box 1342 Brentwood, NY 11717, and its telephone number is 877-830-4936.

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